UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2019 Commission File Number: 001-36363
TARENA INTERNATIONAL, INC.

Suite 10017, Building E

Zhongkun Plaza, A18 Bei San Huan West Road

Haidian District, Beijing 100098

People’s Republic of China

Tel: +86 10 6213-5687

1/F, Block A, Training Building,

65 Kejiyuan Road, Baiyang Jie Dao,

Economic Development District,

Hangzhou 310000, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Notice of the Form 12b-25 for late filing of Form 20-F

Tarena International, Inc. ("the Registrant" or "Tarena") reports that it has filed a Form 12b-25 with the Securities and Exchange Commission on April 30, 2019 for late filing of its annual report on Form 20-F for the fiscal year ended December 31, 2018. The Registrant cannot file its annual report on Form 20-F for the year ended December 31, 2018 by the prescribed filing deadline of April 30, 2019 without unreasonable effort or expense because (i) the Registrant is unable to finish preparing its financial statements for the periods to be included in the annual report by the prescribed filing deadline; and (ii) the independent audit committee of the Registrant’s board of directors is conducting a review of certain issues identified during the course of the audit of the Registrant’s financial statements for the year ended December 31, 2018, including issues related to the Registrant's revenue recognition. The Registrant expects that its historical disclosure of unaudited financial results for each quarter and full year of the fiscal year ended December 31, 2018 may need to be restated and should not be relied upon, pending the completion of its audited financial statements and the review conducted by its independent audit committee.

The Registrant expects to file its annual report on Form 20-F once the financial statements for inclusion therein become available and the independent audit committee's review is completed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TARENA INTERNATIONAL, INC.

	By:	/s/ Yuduo Yang
	Name:	Yuduo Yang
	Title:	Chief Financial Officer

Date: April 30, 2019